File no. 0-16353

02057340

PE 8-31-02

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
SEP 09 2002
WASH, D.C. 154 SECTION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2002

GOLDEN NUGGET EXPLORATION INC.
(Translation of registrant's name into English)

PO Box 10147, Pacific Centre, #1460 – 701 West Georgia St., Vancouver, BC, Canada V7Y 1C6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

PROCESSED
SEP 10 2002
THOMSON
FINANCIAL

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F

Incorporated as part of: _X_ **SCHEDULE A**

____ SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER: Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.)

FOR THE QUARTER ENDED: June 30, 2002

DATE OF REPORT: August 16, 2002

ISSUER ADDRESS: #1460 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428 ISSUER TELEPHONE: (604) 681-1519

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: President CONTACT TEL. NO: (604) 681-1519

CONTACT EMAIL ADDRESS: bedo@lvfh.net

WEBSITE ADDRESS: www.goldennuggetexploration.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED (YY/MM/DD)
BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2002/08/16
J.WAYNE MURTON	"J. WAYNE MURTON"	2002/08/16

LUCKY 1 ENTERPRISES INC.

(formerly Golden Nugget Exploration Inc.)

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTH PERIOD ENDED JUNE 30, 2002

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

CONSOLIDATED BALANCE SHEETS

(Unaudited – Prepared by Management)

	June 30 2002	December 31 2001
ASSETS		
Current		
Cash and term deposits	$ 2,561	$ 2,787
Cash held in trust (Note 5)	325,113	26,180
Receivables	1,705	-
	329,379	28,967
Investments	4	4
Property and equipment (Note 4)	23,108	26,451
	$ 352,491	$ 55,422
LIABILITIES		
Current		
Payables and accruals	$ 135,774	$ 121,843
Payable to related parties (Note 5)	493,969	200,587
	629,743	322,430
SHAREHOLDERS' EQUITY		
Capital Stock (Note 6)	$ 21,287,417	$ 21,152,417
Subscription shares (Note 6)	27,000	27,000
Deficit	(21,591,669)	(21,446,425)
	(277,252)	(267,008)
	$ 352,491	$ 55,422

Going concern (Note 1)

Contingency (Note 8)

On behalf of the Board,

"Bedo H. Kalpakian"
Director

"J. Wayne Murton"
Director

LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited – Prepared by Management)

	Six months ended June 30 2002	2001
Income		
Interest and other	$ 14	$ 285
Expenses		
Advertising and promotion	50	820
Amortization	3,343	4,622
Finance, interest and foreign exchange	1,372	7,481
Geological consulting	-	2,909
Legal, accounting and audit	2,711	5,771
Management fees	80,000	150,000
Office and miscellaneous	7,611	12,299
Regulatory and transfer fees	11,980	10,039
Rent	2,576	8,037
Salaries and benefits	8,061	23,678
Shareholder communication	17,478	5,209
Travel, meals and entertainment	7,794	953
Telephone	2,282	9,019
	145,258	240,837
Loss before other items	(145,244)	(240,552)
Other items		
Gain on sale of mineral property	-	4,712
Net loss for the period	(145,244)	(235,840)
Deficit, beginning of period	(21,446,425)	(21,155,309)
Deficit, end of period	$ (21,591,669)	$ (21,391,149)
Weighted average number of shares	1,372,075	2,922,220
Basic and fully diluted loss per common share	$ (0.11)	$ (0.08)

LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited – Prepared by Management)

	Six months ended June 30 2002	Six months ended June 30 2001
Cash provided by (used for)		
Operating		
Net loss	$ (145,244)	$ (235,840)
Amortization	3,343	4,622
Gain on sale of mineral property	-	(4,712)
	(141,901)	(235,930)
Change in non-cash operating working capital		
Receivables	(1,705)	(4,873)
Payables and accruals	13,931	(3,840)
Payable to related parties	(5,551)	179,061
Prepaids	-	(5,000)
	6,675	165,348
	(135,226)	(70,582)
Investing		
Proceeds on sale of mineral property	-	4,712
Financing		
Issuance of common shares	135,000	34,990
Subscription shares	-	27,000
	135,000	61,990
Increase (decrease) in cash and cash equivalents	(226)	(3,880)
Cash and cash equivalents, beginning of period	2,787	6,309
Cash and cash equivalents, end of period	$ 2,561	$ 2,429

1. Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the company, the common shares of the company were voluntarily delisted from trading on the TSX Venture Exchange at the close of trading on July 31, 2001. The company's common shares will continue to trade on the OTC Bulletin Board under the trading symbol "LKYOF".

The company has incurred significant operating losses in prior years and has a working capital deficiency. The company's efforts are directed at reducing overhead costs and pursuing opportunities of merit. It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes the actions that have already been taken or planned, as described above, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements. In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Principles of consolidation

These financial statements include the accounts of Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.) and its wholly owned subsidiary, Blue Rock Mining, Inc.

Use of estimates

In conformity with generally accepted accounting principles management is required to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral properties

The company has been engaged in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost. The costs relating to a property abandoned were written off when the decision to abandon was made.

2. Summary of significant accounting policies (Continued)

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period. The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

Foreign currency translation

Monetary assets and liabilities are translated at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated at the appropriate transaction date rates. Depreciation, depletion and amortization are translated at historic exchange rates.

Flow-through shares

The company records the premium received from flow-through shares as a reduction of related deferred exploration expenditures.

Investments

Investments are valued at the lower of cost and market at the balance sheet date.

Property and equipment

Property and equipment are recorded at cost. The company amortizes its assets on the declining balance method at the following annual rates:

Furniture and equipment	20%
Computer equipment	30%

Stock-based compensation plans

The company has stock-based compensation plans, which are described in Note 6. No compensation expense is recognized for these plans when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Financial instruments

The company has various instruments including cash, receivables, investments, and payables. The carrying values of these financial instruments approximate their fair value.

3. Mineral property

The company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the company wrote off the mineral properties. On April 16, 2001, the company optioned the mineral properties to an arm's length third party (the "Optionee"). On November 22, 2001 the Optionee cancelled the option agreement.

4. Property and equipment

	Cost	Accumulated Amortization	June 30 2002 Net Book Value	December 31 2001 Net Book Value
Furniture and equipment	$ 126,494	$ 115,257	$ **11,237**	$ 12,486
Computer equipment	35,112	23,241	**11,871**	13,965
	$ 161,606	$ 138,498	$ **23,108**	$ 26,451

5. Related party transactions

	June 30 2002	December 31 2001
Loan payable to Las Vegas From Home.com Entertainment Inc. (Note 5(a))	$ **110,645**	$ 156,470
Cash held in trust for Las Vegas From Home.com Entertainment Inc.	**325,113**	26,180
Director's loan payable	**40,214**	-
Geological services by a company owned by a director	**17,997**	17,937
Total payable to related parties	$ **493,969**	$ 200,587

(a) The loan payable to Las Vegas From Home.com Entertainment Inc. in the amount of $110,645 was paid in full subsequent to June 30, 2002.

6. Capital stock

(a) Authorized:

200,000,000 common shares without par value.

Effective May 2, 2002, the company consolidated its share capital on a 5:1 basis, thereby reducing the authorized common shares to 40,000,000. The company then increased its authorized common shares to 200,000,000.

(b) Changes in issued capital stock:

	June 30, 2002		December 31, 2001	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance beginning of period	**3,485,376**	**$ 21,152,417**	2,940,763	$ 20,976,083
Exercise of stock options for cash	-	-	102,913	34,990
Exercise of warrants for cash	-	-	441,700	141,344
Adjustment for 5 to 1 share consolidation	**(2,788,301)**	-	-	-
Private placement proceeds	**2,700,000**	**135,000**	-	-
Balance end of period	**3,397,075**	**$ 21,287,417**	3,485,376	$ 21,152,417

6. Capital stock (Continued)

(c) Subscription shares

	Number of shares	Amount
Balance at January 1, 2002	150,000	$ 27,000
Balance at June 30, 2002	150,000	$ 27,000

During March, 2001, the Company entered into a non-brokered Private Placement agreement with an investor in respect to the issue of 150,000 units of the company at a price of $0.18 per unit for gross proceeds of $27,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each share purchase warrant entitles the placee to purchase one additional common share in the capital of the company for a period of two years at the price of $0.24 per common share. The private placement units are expected to be issued sometime during 2002.

(d) Warrants:

The following summarizes warrants that have been granted, exercised or have expired for the period ended June 30, 2002. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated.

	Number of warrants *	Exercise price $
Balance beginning of period	464,550	0.32 to 4.80
Warrants expired	(206,250)	3.00 to 4.80
Adjustment for 5 to 1 share consolidation	(206,640)	
Warrants issued	2,700,000	0.15 to 0.20
Balance end of period	2,751,660	0.15 to 1.60

* One warrant is required to buy 1 (one) common share

As at June 30, 2002, the following warrants are outstanding. The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

Expiry dates	Number of warrants *	Exercise price $
December 11, 2002	51,660	1.60
June 17, 2004	2,700,000	0.15 to 0.20
Balance of warrants outstanding	2,751,660	

* One warrant is required to buy 1 (one) common share

6. Capital stock (Continued)

(e) Stock options

The company has a stock option plan to provide employees and directors with options to purchase up to 10% of the issued and outstanding common shares of the company. The following summarizes the employees and directors stock options that have been granted, exercised, cancelled and expired during the period ended on June 30, 2002.

	Number of options * *	Exercise price $
Balance beginning of period	121,163	0.45
Options expired	(1,000)	0.45
Adjustment for 5 to 1 share consolidation	(96,131)	
Options expired	(3,666)	2.25
Options cancelled	(2,667)	2.25
Balance end of period	17,699	2.25

** One option is required to buy 1 (one) common share.

As at June 30, 2002, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

Expiry dates	Number of options * *	Exercise price $
April 9, 2004	2,459	2.25
May 26, 2004	4,229	2.25
October 5, 2004	3,240	2.25
February 3, 2005	7,771	2.25
Total options outstanding	17,669	

** One option is required to buy 1 (one) common share.

7. Commitment

The company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

8. Contingency

In 1998, Lucky 1 Enterprises Inc. (formerly known as Golden Nugget Exploration Inc.) ("Lucky 1") entered into a Letter of Agreement whereby Lucky 1 was granted the sole and exclusive option to purchase an 18% interest in the Batu Hijau mining project in Indonesia for the purchase price of 666,667(post-consolidated) Lucky 1 common shares in the capital of the company and a cash payment of US$2 million. Subsequently, the vendors repudiated their agreement to complete the transaction. As a result, Lucky 1 has filed several actions in British Columbia and Indonesia claiming damages and costs against the vendors and its principal. Lucky 1 has obtained judgements in British Columbia for which no amounts have yet been determined or received. In addition, Lucky 1 has obtained a judgement in Indonesia which has not become final and legally binding and is subject to appeal processes. Furthermore, the enforceability in Indonesia of any final judgement is presently not determinable. As a result of these uncertainties, all expenditures relating to this litigation have been written off.

9. Income taxes

No income tax expense has been provided in the current period as the company has incurred a loss for income tax purposes.

Loss carry forwards

As at December 31, 2001, the non-capital losses carry forward for income tax purposes amount to $4,891,000. The tax benefits related to the loss carry forward have not been recognized in the financial statements and expire as follows:

2002	673,000
2003	1,526,000
2004	556,000
2005	640,000
2006	725,000
2007	452,000
2008	319,000

Other

The pools of eligible Canadian development and exploration expenditures amount to $2,700,000. They can be sheltered for future earnings from resource properties.

In addition, the tax value of the company's depreciable assets is $620,000 greater than book value. This excess may be claimed as deductions for income tax purposes in future years.

The company has not recorded in its financial statements the potential income tax benefits that may be derived from those losses and other deductions because of the uncertainty that the benefits will be realized.

QUARTERLY REPORT

BC FORM 51-901F

Incorporated as part of: ____ SCHEDULE A

_X_ SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER: Lucky 1 Enterprises Inc. (formerly Golden Nugget Exploration Inc.)

FOR THE QUARTER ENDED: June 30, 2002

DATE OF REPORT: August 16, 2002

ISSUER ADDRESS: #1460 – 701 West Georgia Street, Vancouver, BC V7Y 1C6

ISSUER FAX: (604) 681-9428 ISSUER TELEPHONE: (604) 681-1519

CONTACT PERSON: Bedo H. Kalpakian

CONTACT'S POSITION: President CONTACT TEL. NO: (604) 681-1519

CONTACT EMAIL ADDRESS: bedo@lvfh.net

WEBSITE ADDRESS: www.goldennuggetexploration.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

BEDO H. KALPAKIAN	"BEDO H. KALPAKIAN"	2002/08/16
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**
J.WAYNE MURTON	"J. WAYNE MURTON"	2002/08/16
NAME OF DIRECTOR	**SIGN (TYPED)**	**DATE SIGNED (YY/MM/DD)**

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses (for the year-to-date period):

For a breakdown of general and administrative expenditures, please refer to Schedule A, page 3.

2. Related party transactions

The Company shares office space with Las Vegas From Home.com Entertainment Inc. ("Las Vegas"), a company related by common management and directors. The Company charges Las Vegas for its proportionate share of payroll expenses and other expenses ("Las Vegas obligations"). During the six month period ended June 30, 2002, Las Vegas has paid to the Company the sum of $70,725 for the Las Vegas obligations which are as follows: payroll expenses of $67,112 and other expenses of $3,613. From 2000 to 2002, Las Vegas has advanced the Company an aggregate amount of $110,645 for future Las Vegas obligations. The loan was unsecured, interest bearing at Prime plus 1% per annum and was payable on demand. The loan payable to Las Vegas in the amount of $110,645 was paid in full subsequent to June 30, 2002.

From 1998 to 2002, the Company was charged for geological consulting services totaling $17,997 by J.W. Murton & Associates, a private company which is owned by J. Wayne Murton, a director of the Company. A breakdown of the amount of $17,997 is as follows: 2002: $60; 2001: $3,112; 2000: $3,638; and 1998: $11,187. As of June 30, 2002, the amount of $17,997 remains as payable.

Pursuant to a Director's Resolution dated February 20, 2002, the May 4, 1994 Management Services Agreement between the Company, Bedo H. Kalpakian and Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. was terminated and a new Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. dated February 20, 2002 was approved and adopted ("New Management Services Agreement"). The New Management Services Agreement is for a period of one year from November 1, 2001 through to and including October 31, 2002 and shall be automatically renewed on a year by year basis, unless terminated as stipulated in the New Management Services Agreement. The New Management Services Agreement may be terminated at anytime by either party on three months' written notice. Pursuant to the New Management Services Agreement, the monthly salary paid to Kalpakian Bros of B.C. Ltd. is $10,000 per month plus GST and the Company shall reimburse Kalpakian Bros. of B.C. Ltd. for all travelling and other expenses incurred by Kalpakian Bros. of B.C. Ltd. on behalf of the Company. For the six month period ended June 30, 2002, the Company has paid to Kalpakian Bros. of B.C. Ltd. $80,000 pursuant to the New Management Services Agreement.

3. Summary of securities issued during the quarter ended June 30, 2002:

a)

	No. of Shares		Amount Cdn $
AUTHORIZED – common	200,000,000		
Issued & Outstanding:			
Beginning of period:	3,485,376	$	21,152,417
Adjustment for 5 to 1 share consolidation	(2,788,301)		
Private Placement	2,700,000		135,000
End of period:	3,397,075	$	21,287,417

(b) Summary of options granted during the period ended June 30, 2002: Nil

4. Summary of securities as at the end of the period: (June 30, 2002)

(a) Authorized share capital:
- common shares 200,000,000

(b) Shares issued and outstanding:
- common shares 3,397,075

(c) Summary of options outstanding:

Agreement Date	Optionees	Number of Common shares	Exercise price Per share (Cdn $)	Expiry Date
April 9, 1999	Director	1,659	2.25	April 9, 2004
April 9, 1999	Employees (2)	800	2.25	April 9, 2004
May 26, 1999	Director	4,229	2.25	May 26, 2004
October 5, 1999	Directors (2)	3,240	2.25	October 5, 2004
February 3, 2000	Directors (3)	7,771	2.25	February 3, 2005
	TOTAL:	17,699		

(d) Summary of warrants outstanding:

Private Placement Agreement Date	Placee	Number of Warrants	Exercise Price $	Expiry Date
Non-Brokered Private Placement dated October 16, 2000	3 investors	51,660	1.60	December 11, 2002
Non-Brokered Private Placement dated May 17, 2002	4 investors	2,700,000	0.15	June 17, 2003
			0.20	June 17, 2004
	TOTAL:	2,751,660		

(e) Total number of shares subject to escrow or pooling agreements: Nil

5. List of Directors and Officers as at the date of this report:

Bedo H. Kalpakian	- President and Director
Jacob H. Kalpakian	- Vice President and Director
Gregory T. McFarlane	- Director
J. Wayne Murton	- Director
Florence Chin	- Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS:

Description of Business

The Company is engaged in the acquisition, exploration and, if warranted, the development of mineral properties. The Company has leasehold interests in five groups of prospects that contain lithium mineralization which are all located in the Province of Ontario, Canada. The Company has written off these properties during the year 2000.

Currently, the Company is seeking the possibilities of getting involved in a project of merit which may or may not be in the resource industry. While at this point in time the Company has not made a decision to get involved in a specific project, nevertheless, there are a number of projects that the Company is reviewing.

Results of Operations

For the six month period ended June 30, 2002, there were no investor relations contract undertaken by the Company. However, the Company's management is engaged in an on-going internal promotion of the Company's daily activities and development.

During the six month period ended June 30, 2002, the company had a net loss of $145,244 ($0.11 per share) compared to a net loss of $235,840 ($0.08 per share) in the same period of 2001. Operating costs have decreased slightly from the comparable period of the prior year. Costs relating to finance, interest and foreign exchange, legal, accounting and audit fees, geological consulting, management fees, office and miscellaneous, rent, salaries and benefits, and telephone expenses contributed mainly to the decrease in operating costs. Shareholder communications expenses were higher in the second quarter of this year as compared to the second quarter of 2001 as a result of corporate mail-outs to the Company's shareholders for the Annual and Special General Meeting of the Company's Shareholders that was held on April 29, 2002. The decrease in management fees was attributed to the reduction in management fees pursuant to the implementation of the New Management Services Agreement between the Company, Bedo H. Kalpakian, Jacob H. Kalpakian and Kalpakian Bros. of B.C. Ltd. which became effective as of November 1, 2001. The increase in travel, meals and entertainment expenses is due to the Company's efforts of seeking opportunities of merit for the Company.

On February 18, 2002, Mr. Stephen J. Kay tendered his resignation as a director of the Company in order to pursue other business interests.

The Company's Annual and Special General Meeting of its Shareholders was held in Vancouver, British Columbia on April 29, 2002. All the resolutions that were proposed by Management received the approval of the Company's shareholders. Furthermore, there were no other business brought before the meeting. The Special Resolutions to consolidate the Company's authorized share capital on the basis of 5 (old) common shares for 1 (new) common share without par value was approved by 98.19% of the Company's shareholders that were present in person or represented by proxy, to change the name of the Company to "Lucky 1 Enterprises Inc." was approved by 98.37% of the Company's shareholders that were present in person or represented by proxy, and, for the reduction in the paid up capital attributable to the common shares of the Company by the amount by which it exceeds the realizable assets of the Company was approved by 99.06% of the Company's shareholders that were present in person or represented by proxy.

As of May 2, 2002, the Company changed its name to Lucky 1 Enterprises Inc., its share capital was consolidated on the basis of 5 (old) common shares for 1 (new) common share without par value and its authorized share capital was increased to 200,000,000 common shares without par value.

Effective at the opening of business on Tuesday, May 14, 2002, the common shares of Golden Nugget Exploration Inc. were delisted, and the common shares of Lucky 1 Enterprises Inc. commenced trading on the OTC Bulletin Board in the U.S.A. under the trading symbol "LKYOF".

In 1998, the Company entered into a letter of Agreement whereby the Company was granted the sole and exclusive option to purchase an 18% interest in the Batu Hijau project in Indonesia for the purchase price of 666,667 common shares in the capital of the Company and a cash payment of $2 Million U.S. Subsequently, the vendors repudiated their agreement to complete the transaction. As a result, the Company has filed several actions in British Columbia and Indonesia claiming damages and costs against the vendors and its principal. The Company has obtained judgements in British Columbia for which no amounts have yet been determined or received. In addition, the Company has obtained a judgement in Indonesia which has not become final and legally binding and is subject to appeal processes. Furthermore, the enforceability in Indonesia of any final judgement is presently not determinable. There have been no new developments in respect to this litigation relating to the 18% interest in the Batu Hijau mine. All expenditures relating to this litigation have been written off.

Liquidity and Solvency

On June 19, 2000 the Company closed the 1st tranche of the non-brokered Private Placement Financing which was announced on May 17, 2002. The Company issued a total of 2,700,000 units to two Directors of the Company and two related individuals at a price of Canadian $0.05 per unit for total proceeds of $135,000. Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at an exercise price of Canadian $0.15 per common share if exercised in the first year and at an exercise price of Canadian $0.20 per common share if exercised in the second year. The Private Placement Financing shares which have been issued are subject to a hold period expiring on June 17, 2003. The proceeds of the Private Placement Financing have been used for general working capital. The remaining balance of 2,300,000 units of the non-brokered Private Placement Financing is expected to close sometime in August, 2002.

As at June 30, 2002, the Company had a working capital deficit of $300,364 which includes $493,969 due to related parties. During 2002, the Company intends to seek equity and/or debt financings through either private placements and/or public offerings and/or loans. Overhead costs have been reduced and management's efforts are directed towards pursuing opportunities of merit for the Company. The Company has no earnings whatsoever and does not expect to have any earnings in the future. However, in the past, the Company has been successful in securing equity and debt financings in order to conduct its operations uninterruptedly. While the Company does not give any assurances whatsoever that in the future it will continue being successful in securing equity and/or debt financings in order to conduct its operations uninterruptedly, it is the Company's intention to pursue these methods for future funding of the Company.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN NUGGET EXPLORATION INC.
(Registrant)

Date Sept 3, 2002

By ______________________
(Signature)*

*Print the name and title of the signing officer under his signature.